Exhibit 3.7

State of Delaware

Secretary of State

Division of Corporations

Delivered 02:38 PM 08/17/2011

FILED 02:38 PM 08/17/2011

SRV 110928742 - 5026072 FILE

CERTIFICATE OF FORMATION

OF

BOTTOMLINE MEDICAL SOLUTIONS, LLC

This Certificate of Formation is being executed for the purpose of forming a limited liability company under Section 18-201 of the Delaware Limited Liability Company Act.

1. The name of the limited liability company is BottomLine Medical Solutions, LLC.

2. The address of the registered office of the limited liability company in the State of Delaware is c/o National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904. The name of the registered agent for service of process on the limited liability company at such address is National Registered Agents, Inc.

Executed this 16th day of August, 2011.

By:	/s/ Gardner Davis
Name: Gardner Davis
Title: Authorized Signatory